UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Shutterfly, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82568P304
(CUSIP Number)

MARIO D. CIBELLI
C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC
One Grand Central Place
60 East 42nd Street, Suite 2306
New York, New York 10165
 (212) 490-0399

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 937,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 937,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 138,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 138,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners 4x6 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 595,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 595,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 733,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 733,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 733,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,670,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,670,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,800
	8	SHARED VOTING POWER 1,670,000
	9	SOLE DISPOSITIVE POWER 4,800
	10	SHARED DISPOSITIVE POWER 1,670,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marwan Fawaz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 295
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 295
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Thomas D. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 650
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 650
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The Issuer’s 2015 Annual Meeting of Stockholders was held on June 12, 2015 (the “Annual Meeting”).  The preliminary voting results from the Annual Meeting indicated that Mario D. Cibelli and Thomas D. Hughes were elected to the Board of Directors of the Issuer (the “Board”) at the Annual Meeting.  The preliminary voting results were certified after the close of business on June 15, 2015.  As of the conclusion of the Annual Meeting, Messrs. Fawaz and Hughes ceased to be members of the Section 13(d) group.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and 4x6 Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 937,000 Shares beneficially owned by Partners LP is approximately $30,306,324, excluding brokerage commissions.  The aggregate purchase price of the 138,000 Shares beneficially owned by Focus Fund is approximately $5,126,660, excluding brokerage commissions. The aggregate purchase price of the 595,000 Shares beneficially owned by 4x6 Fund is approximately $27,616,230, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds.  The aggregate purchase price of the 4,800 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $131,489, excluding brokerage commissions.

The Shares purchased by each of Messrs. Fawaz and Hughes were purchased in the open market with personal funds. The aggregate purchase price of the 295 Shares owned directly by Mr. Fawaz is approximately $13,894, excluding brokerage commissions. The aggregate purchase price of the 650 Shares directly owned by Mr. Hughes is approximately $31,091, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

According to the voting results from the Annual Meeting, which were certified after the close of business on June 15, 2015, Marathon Partners’ director nominees, Mario D. Cibelli and Thomas D. Hughes, were elected to the Board at the Annual Meeting.

CUSIP NO. 82568P304

As part of Marathon Partners’ regular portfolio management process, it has recently unwound the options previously reported in the Schedule 13D and amendments thereto and has undertaken the sales reported in this Amendment No. 5 to the Schedule 13D in anticipation of a period of decreased liquidity.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,585,094 Shares outstanding, as of May 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2015.

A.	Partners LP

(a)	As of the close of business on June 16, 2015, Partners LP beneficially owned 937,000 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 937,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 937,000

(c)	The transactions in the Shares by Partners LP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Focus Fund

(a)	As of the close of business on June 16, 2015, Focus Fund beneficially owned 138,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 138,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 138,000

(c)	The transactions in the Shares by Focus Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	4x6 Fund

(a)	As of the close of business on June 16, 2015, 4x6 Fund beneficially owned 595,000 Shares.

Percentage: Approximately 1.6%

CUSIP NO. 82568P304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 595,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 595,000

(c)	The transactions in the Shares by 4x6 Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Cibelli Research

(a)	Cibelli Research, as the general partner of each of Focus Fund and 4x6 Fund, may be deemed the beneficial owner of the (i) 138,000 Shares owned by Focus Fund and (ii) 595,000 Shares owned by 4x6 Fund.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 733,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 733,000

(c)
Cibelli Research has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Focus Fund and 4x6 Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Marathon Partners

(a)
Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 937,000 Shares owned by Partners LP; (ii) 138,000 Shares owned by Focus Fund and (iii) 595,000 Shares owned by 4x6 Fund.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,670,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,670,000

(c)
Marathon Partners has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Partners LP, Focus Fund and 4x6 Fund since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Cibelli

(a)
As of the close of business on June 16, 2015, 4,800 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members.  Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 937,000 Shares owned by Partners LP; (ii) 138,000 Shares owned by Focus Fund and (iii) 595,000 Shares owned by 4x6 Fund.

Percentage: Approximately 4.5%

CUSIP NO. 82568P304

(b)	1. Sole power to vote or direct vote: 4,800
2. Shared power to vote or direct vote: 1,670,000
3. Sole power to dispose or direct the disposition: 4,800
4. Shared power to dispose or direct the disposition: 1,670,000

(c)
Mr. Cibelli has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of Partners LP, Focus Fund and 4x6 Fund, since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Fawaz

(a)	As of the close of business on June 16, 2015, Mr. Fawaz directly owned 295 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 295
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 295
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Fawaz since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

H.	Mr. Hughes

(a)	As of the close of business on June 16, 2015, Mr. Hughes directly owned 650 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 650
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 650
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Mr. Hughes since the filing of Amendment No. 4 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of June 15, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 82568P304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2015

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners 4x6 Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI, Individually and as Attorney-in-Fact for Marwan Fawaz and Thomas D. Hughes

CUSIP NO. 82568P304

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

MARATHON PARTNERS L.P.

Sale of Common Stock	(25,000)	47.2477	06/08/2015
Sale of Common Stock	(25,000)	46.8060	06/09/2015
Sale of Common Stock	(25,000)	46.1239	06/10/2015
Sale of Common Stock	(37,500)	45.5229	06/11/2015
Sale of Common Stock	(37,500)	45.6787	06/12/2015
Sale of June 2015 Call Option ($40 Strike Price)	(1,000)	6.6803	06/15/2015
Sale of Common Stock	(38,000)	46.5815	06/15/2015
Purchase of June 2015 Call Option ($45 Strike Price)**	1,000	1.8621	06/15/2015

MARATHON FOCUS FUND L.P.

Sale of Common Stock	(12,000)	46.5815	06/15/2015
Purchase of June 2015 Call Option ($45 Strike Price)**	275	1.8621	06/15/2015
Sale of June 2015 Call Option ($40 Strike Price)	(275)	6.6803	06/15/2015

MARATHON PARTNERS 4X6 FUND, L.P.

Sale of Common Stock	(5,000)	46.5815	06/15/2015
Purchase of June 2015 Call Option ($45 Strike Price)**	275	1.8621	06/15/2015
Sale of June 2015 Call Option ($40 Strike Price)	(275)	6.6803	06/15/2015

MARWAN FAWAZ

Purchase of Common Stock	150	46.2980	06/01/2015

THOMAS D. HUGHES

Purchase of Common Stock	500	47.6850	06/03/2015

** Represents a purchase to cover short position.